                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  ___________

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (Amendment No. _____________)*

                                 At Road, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   943209170
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO. 943209170                 13G                    Page 1 of 8 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ADMIRALS, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          2,576,922
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,576,922
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,576,922
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

  CUSIP NO. 943209170                 13G                    Page 2 of 8 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      KRISHEN SUD
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          2,576,922
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,576,922
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,576,922
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN
------------------------------------------------------------------------------

  CUSIP NO. 943209170                 13G                    Page 3 of 8 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      DAVID SLAINE
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          2,576,922
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,576,922
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,576,922
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN
------------------------------------------------------------------------------

  CUSIP NO. 943209170                 13G                    Page 4 of 8 Pages

Item 1(a).     Name of Issuer:

               At Road, Inc.
               ------------------------------------------------

Item 1(b).     Address of Issuer's Principal Executive Offices:

               47200 Bayside Parkway, Fremont, CA  94538
               ------------------------------------------------

Item 2(a).     Name of Person Filing:

               (i)   Admirals, L.P. ("Admirals")
                                      --------

               (ii)  Krishen Sud, General Partner of Admirals

               (iii) David Slaine, General Partner of Admirals

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               Admirals
               Reservoir Farms, 217 Taconic Road, Greenwich, CT  06831

               Krishen Sud
               Reservoir Farms, 217 Taconic Road, Greenwich, CT  06831

               David Slaine
               Reservoir Farms, 217 Taconic Road, Greenwich, CT  06831

Item 2(c).     Citizenship:

               Admirals is a Delaware partnership.

               Krishen Sud and David Slaine are US citizens.

Item 2(d).     Title of Class of Securities:

               Common Stock
               -----------------------------------------------------------------

Item 2(e).     CUSIP Number:

               943209170
               -----------------------------------------------------------------

Item 3. If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

          Not Applicable.

  CUSIP NO. 943209170                 13G                    Page 5 of 8 Pages

Item 4.  Ownership.

     (a)  Amount Beneficially Owned:

          2,576,922 shares of Common Stock are owned of record and beneficially by Admirals, a Delaware partnership. Krishen Sud and David Slaine share power to vote or to direct the vote and power to dispose or to direct the disposition of the shares of stock owned by Admirals.

     (b)  Percent of Class:  5.6%
                            ----------------------------------------------------

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote 0
                                                         -----------------------
          (ii)  shared power to vote or to direct the vote 2,576,922
                                                           ---------------------
          (iii) sole power to dispose or to direct the disposition of 0
                                                                      ----------
          (iv)  shared power to dispose or to direct the disposition of
                2,576,922
                ----------------------------------------------------------------

Item 5.   Ownership of Five Percent or Less of a Class.

     Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     Under certain circumstances set forth in Admirals' Limited Partnership Agreement, the General Partners and Limited Partners of such fund have the right to receive dividends from, or the proceeds from the sale of, the Common Stock of Issuer owned by such fund.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

     See Exhibit A attached hereto.

Item 9.   Notice of Dissolution of Group.

     Not Applicable.

Item 10.  Certification.

     By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

  CUSIP NO. 943209170                 13G                    Page 6 of 8 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       February 12, 2001
                                            ------------------------------------
                                                             Date


                                                     /s/ Krishen Sud
                                            ------------------------------------
                                                         Krishen Sud


                                                     /s/ David Slaine
                                            ------------------------------------
                                                         David Slaine


                                            ADMIRALS, L.P.

                                            By       /s/ Krishen Sud
                                            ------------------------------------
                                                 Krishen Sud, General Partner

  CUSIP NO. 943209170                 13G                    Page 7 of 8 Pages

                                   EXHIBIT A

                Item 8 - Identification of Members of the Group

     Pursuant to Item 8 above, the following sets forth the identity of each member of the group that has filed this Schedule 13G:

     (i)   Admirals, L.P.,

     (ii)  Krishen Sud, and

     (iii) David Slaine.

     Information about each such member is set forth in Schedule 13G above.

  CUSIP NO. 943209170                 13G                    Page 8 of 8 Pages

                                   EXHIBIT B

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to file this Schedule 13G on behalf of each of the undersigned.


                                                       February 12, 2001
                                            ------------------------------------
                                                             Date


                                                     /s/ Krishen Sud
                                            ------------------------------------
                                                         Krishen Sud


                                                     /s/ David Slaine
                                            ------------------------------------
                                                         David Slaine


                                            ADMIRALS, L.P.

                                            By       /s/ Krishen Sud
                                            ------------------------------------
                                                 Krishen Sud, General Partner